                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                              (Amendment No. 2)*


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            MAI SYSTEMS CORPORATION
                            -----------------------
                                (Name of Issuer)

                                 COMMON STOCK
                                  ------------
                        (Title of Class of Securities)

                                  552620 20 5
                                  -----------
                                 (CUSIP Number)

                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6013
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 6, 1997
                                 -------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP NO. 552620 29 5                  13D              Page 2 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        CANPARTNERS INCORPORATED
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [X]  (b)  [_]
                                                            -
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        AF
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        CALIFORNIA
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                             1,643,000
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                           1,643,000
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        CO
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 2 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 3 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        CPI SECURITIES L.P.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        WC
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        CALIFORNIA
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                          131,500
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                        131,500
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        PN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 3 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 4 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        THE VALUE REALIZATION FUND, L.P.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [X]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        WC
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                           721,500
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                         721,500
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        PN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 4 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 5 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        THE CANYON VALUE REALIZATION FUND (CAYMAN), LTD.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [X]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        WC
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        CAYMAN ISLANDS
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                           667,500
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                         667,500
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        CO
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 5 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 6 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        GRS PARTNERS II
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        WC
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        ILLINOIS
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                             122,500
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                           122,500
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        PN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 6 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 7 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        MITCHELL R. JULIS
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [X]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        AF; PF
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        UNITED STATES
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                             1,663,000
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                           1,663,000
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        IN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 7 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 8 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        JOSHUA S. FRIEDMAN
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [X]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        AF; PF
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        UNITED STATES
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                             1,663,000
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                           1,663,000
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        IN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 8 of 13 Pages)

CUSIP NO. 552620 29 5                  13D              Page 9 of 13 Pages
-----------------------------------           --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                        R. CHRISTIAN B. EVENSEN
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [x]  (b)  [_]
-------------------------------------------------------------------------------
      3         SEC USE ONLY
-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                        AF; PF
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [_]
-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                        UNITED STATES
-------------------------------------------------------------------------------
        NUMBER                 7   SOLE VOTING POWER
         OF                             1,653,000
       SHARES              ----------------------------------------------------
     BENEFICIALLY              8   SHARED VOTING POWER
       OWNED BY            ----------------------------------------------------
      REPORTING                9   SOLE DISPOSITIVE POWER
       PERSON                           1,653,000
        WITH               ----------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                REPORTING PERSON
                        1,705,000
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                CERTAIN SHARES*                                      [_]
-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        18.3%
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*
                        IN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             (Page 9 of 13 Pages)

ITEM 1.   SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"), which has its principal executive offices at 9600 Jeronimo Road, Irvine, California, (714) 580-0700. This Schedule amends a Schedule 13D filed on February 18, 1997 on behalf of the Reporting Persons listed in Items (i) through
(vi) of Item 2 below.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  This Schedule is being filed by the following persons:

          (i) CPI Securities L.P., a California limited partnership ("CPI"), the general partner of which is Canpartners Incorporated ("Canpartners");

          (ii) Canpartners, a California corporation, the capital stock of which is owned one-third each by Mitchell R. Julis, R. Christian
                B. Evensen and Joshua S. Friedman;

          (iii) The Value Realization Fund, L.P., a Delaware limited partnership ("VRF"), the general partner of which is Canpartners Investments III, L.P., a California limited partnership, the general partner of which is Canyon Capital Management, L.P., a California limited partnership ("CCM"), the general partner of which is Canpartners;

          (iv) The Canyon Value Realization Fund (Cayman), Ltd., a Cayman Islands corporation ("CVRFC");

          (v)   GRS Partners II, an Illinois general partnership ("GRS"); and

          (vi)  Messrs. Julis, Evensen and Friedman.

          Each of the persons listed in (i) to (vi) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,705,000 shares of Common Stock (the "Shares") or approximately 18.3% of the outstanding shares of Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

          The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b),(c) Canpartners, through its subsidiaries and affiliates, including CPI and VRF, is primarily involved in trading securities for its own account and the account of others and in investment advisory and investment banking services. Mr. Evensen, a director and President of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a director, Vice President and Secretary of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director, Vice President and Treasurer of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in
affiliates of Canpartners.   The business address of each of these Reporting
Persons is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

          CVRFC and GRS are each managed accounts of CCM, a registered
investment advisor.   The business address of CVRFC is c/o MeesPierson, P.O. Box
2003, British American Center, Phase 3, Dr. Roy's Drive, Grand Cayman, B.W.I. The business address of GRS is 333 West Wacker Drive, Suite 1600, Chicago, IL 60606.



                              Page 10 of 13 Pages

     (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Each of the Reporting Persons has the right to purchase the shares of Common Stock at a price of $8.00 per share upon exercise of the Warrants (as defined in Item 4). The aggregate purchase price for the Common Stock for each Reporting Person, if the Warrants were exercised, is set forth below:

                                                                 NUMBER     AGGREGATE
                                                                OF SHARES   PURCHASE
                                                                 TO BE      PRICE IF
                      REPORTING PERSON                          ACQUIRED    EXERCISED

          CPI Securities L.P.................................      37,500   $  300,000
          The Value Realization Fund, L.P....................     337,500    2,700,000
          The Canyon Value Realization Fund (Cayman), Ltd....     337,500    2,700,000
          GRS Partners II....................................      37,000      300,000

ITEM 4.   PURPOSE OF TRANSACTION

     All of the rights to purchase shares of Common Stock were purchased for investment purposes only. The Reporting Persons have purchased on March 6, 1997 $6 million of MAI's 11% subordinated notes due 2004, pursuant to a note purchase agreement, dated as of March 3, 1997 between the Reporting Persons and MAI (the "Note Purchase Agreement"), a representative copy of which was attached as Exhibit C to the Schedule 13D filed by the Reporting Persons on February 18, 1997, with warrants attached to purchase 750,000 shares of the Common Stock at a price of $8 per share (the "Warrants"), pursuant to a warrant agreement, dated as of March 3, 1997 (the "Warrant Agreement") between the Reporting Persons and MAI, a representative copy of which was attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on February 18, 1997 and a registration rights agreement among MAI and the Reporting Persons (the "Registration Rights Agreement") pursuant to which MAI has agreed to register any securities underlying the Warrants, a representative copy of which was attached as Exhibit E to the Schedule 13D filed by the Reporting Persons on February 18, 1997.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, was the beneficial owner of an aggregate of 1,705,000 shares (including 750,000 shares of Common Stock which the Reporting Persons have the right to acquire upon exercise of the Warrants) of Common Stock of MAI, which constituted approximately 18.3% of the 9,330,849 shares of Common Stock outstanding as of September 30, 1996 (as reported in MAI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996), after including shares sold to the Reporting Persons in February 1997 and the shares included herewith.

     (b) With respect to the 37,500 shares of Common Stock underlying the Warrants acquired by CPI, CPI exercises both voting and dispositive power and since CPI is controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 337,500 shares of Common Stock underlying the Warrants acquired by VRF, VRF exercises both voting and dispositive power and since VRF is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 337,500 shares of Common Stock underlying the Warrants acquired by CVRFC, CVRFC exercises both voting and dispositive power and since the account of CVRFC is managed by CCM which is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 37,500 shares of Common Stock underlying the Warrants acquired by GRS, GRS exercises both voting and dispositive power and since the account of GRS is managed by CCM which is ultimately controlled by



                              Page 11 of 13 Pages

Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled by Messrs. Evensen, Friedman and Julis and each of these Reporting Persons therefore exercises both voting and dispositive power with respect to the shares of Common Stock acquired by CPI, VRF, CVRFC and GRS. Each of the Reporting Persons who is an individual exercises both voting and dispositive power over the shares of Common Stock acquired by them. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Common Stock.

     (c) Item 3 above sets forth by Reporting Person the amount of shares which each Reporting Person has the right to acquire upon exercise of the Warrants and the aggregate purchase price of such shares. All of the transactions reflected
in Item 3 above were effectuated on March 6, 1997.   None of the Reporting
Persons have effected any transaction in the Common Stock in the past 60 days.

     (d) No persons other than the Reporting Persons, each with respect to the shares of Common Stock which they have the right to acquire upon exercise of the Warrants, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except with respect to the Exhibits listed in Item 7 below, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of MAI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A: Joint Filing Agreement among the Reporting Persons dated February 18, 1997 and filed with Amendment 1 to a Schedule 13D filing filed February 18, 1997 and incorporated by this reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           CPI SECURITIES L.P.
                           By:   Canpartners Incorporated, its General Partner


                           By:  /s/ R. Christian B. Evensen
                               ------------------------------------------------
                               R. Christian B. Evensen, President

                           CANPARTNERS INCORPORATED


                           By:  /s/ R. Christian B. Evensen
                               ------------------------------------------------
                               R. Christian B. Evensen, President



                              Page 12 of 13 Pages

                  THE VALUE REALIZATION FUND, L.P.
                  By:   Canpartners Investments III, L.P., its General Partner
                  By:   Canyon Capital Management, L.P., its General Partner
                  By:   Canpartners Incorporated, its General Partner


                  By:    /s/ R. Christian B. Evensen
                        ---------------------------------------------
                        R. Christian B. Evensen, President

                  THE CANYON VALUE REALIZATION FUND (CAYMAN), LTD.


                  By:    /s/ Roger H. Hanson
                        ---------------------------------------------
                        R.H. Hanson, Director

                  GRS PARTNERS II
                  By:  Grosvenor Capital Management, L.P., its Administrator
                  By:  Grosvenor Capital Management, Inc., its general partner


                  By:    /s/ Michael J. Sacks
                        ---------------------------------------------
                        Michael J. Sacks, Vice President


                         /s/ Mitchell R. Julis
                        ---------------------------------------------
                        Mitchell R. Julis


                         /s/ Joshua S. Friedman
                        ---------------------------------------------
                        Joshua S. Friedman


                         /s/ R. Christian B. Evensen
                        ---------------------------------------------
                        R. Christian B. Evensen



                              Page 13 of 13 Pages